SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of January , 2004 .
                                          -------   -----

                              HILTON PETROLEUM LTD.
                     --------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F    X     Form 40-F
                              -------               --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes            No       X
                            --------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.


                                              Hilton Petroleum Ltd.
                                              (Registrant)

Date  January 29, 2004                        By /s/ Nick DeMare
     --------------------------               -----------------------------
                                              (Signature)
                                              Nick DeMare, President & CEO

                                 BC FORM 51-901F

                                QUARTERLY REPORT

INCORPORATED AS PART OF:                X     SCHEDULE A
                                     -------
                                        X     SCHEDULES B & C
                                     -------
                                     (place x in appropriate category)
ISSUER DETAILS:
NAME OF ISSUER                       HILTON PETROLEUM LTD.
                                     -------------------------------------------
ISSUER ADDRESS                       #1305 - 1090 WEST GEORGIA STREET
                                     VANCOUVER, BC   V6E 3V7
                                     -------------------------------------------
ISSUER TELEPHONE NUMBER              (604) 685-9316
                                     -------------------------------------------
ISSUER FAX NUMBER                    (604) 683-1585
                                     -------------------------------------------
CONTACT PERSON                       MR. NICK DEMARE
                                     -------------------------------------------
CONTACT'S POSITION                   PRESIDENT
                                     -------------------------------------------
CONTACT'S TELEPHONE NUMBER           (604) 685-9316
                                     -------------------------------------------
CONTACT'S E-MAIL ADDRESS             ndemare@chasemgt.com
                                     -------------------------------------------
WEBSITE                              hiltonpetroleum.com
                                     -------------------------------------------
FOR QUARTER ENDED                    NOVEMBER 30, 2003
                                     -------------------------------------------
DATE OF REPORT                       JANUARY 29, 2004
                                     -------------------------------------------

                                   CERTIFICATE

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.



NICK DEMARE                 /s/ Nick DeMare                            04/01/29
--------------------------------------------------------------------------------
NAME OF DIRECTOR            SIGN (TYPED)                  DATE SIGNED (YY/MM/DD)

WILLIAM LEE                 /s/ William Lee                            04/01/29
--------------------------------------------------------------------------------
NAME OF DIRECTOR            SIGN (TYPED)                  DATE SIGNED (YY/MM/DD)

           (Signatures for this Form should be entered in TYPED form)

BC FORM 51-901F                                                       SCHEDULE A
















--------------------------------------------------------------------------------




                              HILTON PETROLEUM LTD.


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                                NOVEMBER 30, 2003

                      (Unaudited - Prepared by Management)

                      (Expressed in United States Dollars)


--------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)



                                                  NOVEMBER 30,        MAY 31,
                                                     2003              2003
                                                       $                 $
                                                                     (AUDITED)
                                     ASSETS
CURRENT ASSETS

Cash                                                   298,228          107,315
Amounts receivable                                      29,903           23,552
Prepaid expenses and deposits                           11,619           34,467
                                                  ------------     ------------
                                                       339,750          165,334

MINERAL PROPERTY COSTS (Note 3)                         35,343                -

INVESTMENT                                              10,130           15,382

OTHER ASSETS (Note 6(b))                               103,468          117,362
                                                  ------------     ------------
                                                       488,691          298,078
                                                  ============     ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                18,746           14,762
Debentures (Note 4)                                  1,320,579        1,248,093
                                                  ------------     ------------
                                                     1,339,325        1,262,855
                                                  ------------     ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                              47,407,469       47,076,360

EQUITY COMPONENT OF DEBENTURES                         278,788          278,788

DEFICIT                                            (48,536,891)     (48,319,925)
                                                  ------------     ------------
                                                      (850,634)        (964,777)
                                                  ------------     ------------
                                                       488,691          298,078
                                                  ============     ============
NATURE OF OPERATIONS AND GOING CONCERN (Note 1)



APPROVED BY THE BOARD

/s/ Nick DeMare    , Director
-----------------------------
/s/ William Lee    , Director
-----------------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                  INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                           (EXPRESSED IN U.S. DOLLARS)


                                                       THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                           NOVEMBER 30,                      NOVEMBER 30,
                                                  -----------------------------     -----------------------------
                                                      2003             2002             2003            2002
                                                        $                $               $                $

REVENUES

Petroleum and natural gas sales                              -           47,121                -           83,780
                                                  ------------     ------------     ------------     ------------
OTHER EXPENSES

Production                                                   -           23,081                -           54,817
General and administrative                              50,277          207,013          100,852          357,819
Depreciation, depletion and impairment                       -        3,719,774                -        4,769,770
Research, development and marketing                          -          113,591                -          181,847
                                                  ------------     ------------     ------------     ------------
                                                        50,277        4,063,459          100,852        5,364,253
                                                  ------------     ------------     ------------     ------------
OPERATING LOSS                                         (50,277)      (4,016,338)        (100,852)      (5,280,473)
                                                  ------------     ------------     ------------     ------------
OTHER INCOME (EXPENSES)

Interest and other income                                8,614           13,171           11,323           23,513
Interest expense on debentures                         (63,477)         (60,538)        (127,437)        (291,462)
                                                  ------------     ------------     ------------     ------------
                                                       (54,863)         (47,367)        (116,114)        (267,949)
                                                  ------------     ------------     ------------     ------------
NET LOSS FOR THE PERIOD                               (105,140)      (4,063,705)        (216,966)      (5,548,422)
                                                  ============     ============     ============     ============

BASIC AND DILUTED LOSS PER SHARE                        $(0.02)          $(0.90)          $(0.04)          $(1.24)
                                                  ============     ============     ============     ============
WEIGHTED AVERAGE NUMBER
    OF SHARES OUTSTANDING                            5,705,654        4,533,666        5,289,024        4,475,917
                                                  ============     ============     ============     ============




          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                           (EXPRESSED IN U.S. DOLLARS)



                                                       THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                           NOVEMBER 30,                      NOVEMBER 30,
                                                  -----------------------------     -----------------------------
                                                      2003             2002             2003            2002
                                                        $                $               $                $

BEGINNING OF PERIOD                                (48,431,751)     (43,350,554)     (48,319,925)     (40,796,204)

CONVERSION OF DEBENTURES                                     -                -                -       (1,069,633)
                                                  ------------     ------------     ------------     ------------
                                                   (48,431,751)     (43,350,554)     (48,319,925)     (41,865,837)
NET LOSS FOR THE PERIOD                               (105,140)      (4,063,705)        (216,966)      (5,548,422)
                                                  ------------     ------------     ------------     ------------
END OF PERIOD                                      (48,536,891)     (47,414,259)     (48,536,891)     (47,414,259)
                                                  ============     ============     ============     ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                           (EXPRESSED IN U.S. DOLLARS)



                                                       THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                           NOVEMBER 30,                      NOVEMBER 30,
                                                  -----------------------------     -----------------------------
                                                      2003             2002             2003            2002
                                                        $                $               $                $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                               (105,140)      (4,063,705)        (216,966)      (5,548,422)
Items not involving cash
   Depreciation, depletion and impairment                    -        3,719,774                -        4,769,770
   Amortization of deferred financing charges            6,947            6,947           13,894           15,697
   Accretion of liability component of debentures       23,844           23,844           47,688           53,357
   Interest expense settled through
      issuance of shares                                     -                -           30,654                -
   Gain on sale of investments                          (2,196)               -           (2,196)               -
   Unrealized foreign exchange                          29,317            3,741           24,798          (16,866)
                                                  ------------     ------------     ------------     ------------
                                                       (47,228)        (309,399)        (102,128)        (726,464)
Decrease (increase) in amounts receivable               (7,033)          (8,166)          (6,351)          (1,593)
Decrease (increase) in prepaid expenses
   and deposits                                         10,657           84,572           22,848           86,947
Increase (decrease) in accounts payable
   and accrued liabilities                               7,778          (99,213)           3,984           (2,821)
                                                  ------------     ------------     ------------     ------------
                                                       (35,826)        (332,206)         (81,647)        (643,931)
                                                  ------------     ------------     ------------     ------------
INVESTING ACTIVITIES

Proceeds on sale of investment                           7,448                -            7,448                -
Mineral property costs                                 (35,343)               -          (35,343)               -
Investments and advances                                     -            7,815                -           19,758
Other assets additions                                       -           (4,266)               -         (159,709)
Petroleum and natural gas interests expenditures             -                -                -         (549,033)
                                                  ------------     ------------     ------------     ------------
                                                       (27,895)           3,549          (27,895)        (688,984)
                                                  ------------     ------------     ------------     ------------
FINANCING ACTIVITIES

Issuance of common shares                              307,025                -          307,025                -
Share issue costs                                       (6,570)               -           (6,570)               -
                                                  ------------     ------------     ------------     ------------
                                                       300,455                -          300,455                -
                                                  ------------     ------------     ------------     ------------
INCREASE (DECREASE) IN
   CASH FOR THE PERIOD                                 236,734         (328,657)         190,913       (1,332,915)

CASH - BEGINNING OF PERIOD                              61,494          479,763          107,315        1,484,021
                                                  ------------     ------------     ------------     ------------
CASH - END OF PERIOD                                   298,228          151,106          298,228          151,106
                                                  ============     ============     ============     ============


Supplemental disclosure with respect to the interim consolidated statements of cash flows (Note 7).


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2003
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                           (EXPRESSED IN U.S. DOLLARS)


1.       NATURE OF OPERATIONS AND GOING CONCERN

         The Company had previously been engaged in the acquisition, exploration for and development of crude oil and natural gas properties in the United States. During fiscal 2002 and 2003, the Company was also engaged in the research, development and marketing of proprietary software programs. As of November 30, 2003, the Company does not hold any petroleum and natural gas interests and ceased its activities in the software industry. On October 1, 2003, the Company entered into an option agreement to earn an interest in certain mineral concessions located in Mexico, as described in Note 3.

         During the six months ended November 30, 2003, the Company incurred a loss of $216,966 and, as of November 30, 2003, had a deficit of $48,536,891 and a working capital deficiency of $999,575. The Company is currently not generating cash flow from its operations to meet ongoing corporate overhead and discharge its liabilities and debt obligations as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements, retirement of its debt repayment obligations and, in the longer term, generation of profit and positive cash flow from business operations. Subsequent to November 30, 2003, the Company proposed to conduct private placement financings to raise CDN$334,000 and convert approximately $1.3 million of principal and accrued interest outstanding on the convertible debentures through the issuance of common shares. There are no assurances that these proposals may be successfully completed. See also Notes 4 and 8.

         These interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, the financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

         During the six month period ended November 30, 2003, the Company entered into an agreement whereby it could acquire an interest in mineral property concessions. The Company has adopted the following accounting policy concerning mineral property costs.

         Mineral property costs and exploration, development and field support costs directly relating to mineral properties are deferred until the property to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2003
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                           (EXPRESSED IN U.S. DOLLARS)


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         On a periodic basis, management reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. In the event that reserves are determined to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.

         Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.


3.       MINERAL PROPERTY COSTS

         On October 1, 2003, the Company entered into an option agreement whereby the Company could acquire up to a 100% interest in four mineral concessions in Mexico (the "El Nayar Project"), covering approximately 6,722 hectares. The Company may earn an initial 60% interest in consideration of making an initial option payment of $25,000 (paid), a further $25,000 option payment upon regulatory approval of the agreement, and the issuances of a total of 1.1 million common shares and funding $1 million of expenditures, which include all land holding costs and underlying option payments to concession holders, all over a three year period. Upon having earned the initial 60% interest, the Company may purchase the remaining 40% interest in the El Nayar Project by payment in cash or issuances of common shares for an amount to be determined based on the net present value of the El Nayar Project. During the six months ended November 30, 2003, the Company has incurred costs of $35,343 for the initial option payment and other related costs.


4.       DEBENTURES

                                                  NOVEMBER 30,        MAY 31,
                                                      2003             2003
                                                        $                $

         10% Debentures                              1,320,579        1,248,093
                                                  ============     ============

         The 10% Debentures are comprised of $870,000 Series A and CDN $600,000 Series B. The 10% Debentures bear interest at 10% per annum, payable quarterly, and matured on January 24, 2004. Subsequent to November 30, 2003, the Company proposed to settle all of the principal and accrued interest outstanding on the 10% Debentures through the issuance of common shares at a conversion rate of CDN $0.24 per share. Completion of the Company's proposal is dependent on receiving the requisite debenture holder and regulatory approvals.

         See also Note 6(b).

BC FORM 51-901F                                                       SCHEDULE A


                              HILTON PETROLEUM LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2003
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                           (EXPRESSED IN U.S. DOLLARS)


5.       SHARE CAPITAL


         Authorized:  Unlimited common shares without par value

         Issued:

                                                        SIX MONTHS ENDED                      YEAR ENDED
                                                        NOVEMBER 30, 2003                    MAY 31, 2003
                                                  -----------------------------     -----------------------------
                                                     SHARES           AMOUNT           SHARES           AMOUNT
                                                                         $                                 $
         Balance, beginning of period                4,876,921       47,076,360        3,657,516       43,003,256
                                                  ------------     ------------     ------------     ------------
         Issued during the period
            For cash -private placement              4,030,000          307,025                -                -
            For conversion on debentures                     -                -          876,150        4,042,336
            For debenture interest                     552,060           30,654          343,255           30,768
            For finders fee                            166,225           12,663                -                -
                                                  ------------     ------------     ------------     ------------
                                                     4,748,285          350,342        1,219,405        4,073,104
            Less:  share issue costs                         -          (19,233)               -                -
                                                  ------------     ------------     ------------     ------------
                                                     4,748,285          331,109        1,219,405        4,073,104
                                                  ------------     ------------     ------------     ------------
         Balance, end of period                      9,625,206       47,407,469        4,876,921       47,076,360
                                                  ============     ============     ============     ============

         (a) During the six months ended November 30, 2003, the Company completed a non-brokered private placement for 4,030,000 units at CDN$0.10 per unit, for gross proceeds of $307,025 (CDN $403,000). Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share at CDN$0.14 per share on or before November 25, 2005. The Company issued 100,000 units, on the same terms as the private placement units, and 66,225 common shares in consideration of $12,663 of finders' fees and incurred $6,570 of costs associated with the private placement.

         (b) As at May 31, 2003 the Company had 186,200 stock options outstanding. During the six months ended November 30, 2003, these stock options either were cancelled or expired without exercise.

         (c) As at November 30, 2003, the Company had outstanding warrants issued pursuant to private placements, rights offering, special warrants and debentures, which may be exercised to purchase 4,470,025 shares. The warrants expire at various times until 2005 and may be exercised at prices ranging from CDN $0.14 per share to CDN $18.80 per share.

                  Details of warrants outstanding are as follows:
                                                                       NUMBER
                                                                    OF WARRANTS

                  Balance, beginning of period                          340,025

                  Issued pursuant to private placement                4,130,000
                                                                   ------------
                  Balance, end of period                              4,470,025
                                                                   ============

         (d)      See also Notes 4 and 8.

BC FORM 51-901F                                                       SCHEDULE A


                              HILTON PETROLEUM LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2003
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                           (EXPRESSED IN U.S. DOLLARS)


6.       RELATED PARTY TRANSACTIONS

         (a) During the six months ended November 30, 2003, companies controlled by certain current and former directors and officers of the Company charged $39,731 for accounting, management, professional and consulting fees.

         (b) During 2001, the Company provided a relocation loan to the former Chairman of the Company. The loan bears interest at 10% per annum, payable quarterly. During the six months ended November 30, 2003, interest income of $5,000 was received. As at November 30, 2003, the principal balance of $100,000 remains unpaid and has been included in "Other Assets". The former Chairman is also a holder of $100,000 principal of the 10% Debentures.


7.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash operating, financing and investing activities were conducted by the Company as follows:

                                                                                    NOVEMBER 30,     NOVEMBER 30,
                                                                                        2003             2002
                                                                                         $                $
            Operating activities
            Decrease in deferred financing charges on conversion                               -           65,571
            Decrease in liability component of debentures on conversion                        -          225,075
            Reversal of accounts payable and accrued liabilities                               -         (870,447)
                                                                                    ------------     ------------
                                                                                               -         (547,846)
                                                                                    ============     ============
            Financing activities
            Decrease in equity component of debentures on conversion                           -         (415,522)
            Capital distribution on early induced conversion of debentures                     -       (1,069,633)
            Issuance of common shares for capital distribution                                 -        1,194,509
            Issuance of common shares on conversion of debentures                              -        2,847,827
            Conversion of debentures                                                           -       (2,847,827)
            Issuance of common shares for finders' fees                                   12,663                -
            Share issue costs                                                            (12,663)               -
                                                                                    ------------     ------------
                                                                                               -         (290,646)
                                                                                    ============     ============
            Investing activity
            Reversal of petroleum and natural gas interests expenditures                       -          870,447
                                                                                    ============     ============

         Other supplementary cash flow information:

                                                                                    NOVEMBER 30,      NOVEMBER 30,
                                                                                        2003              2002
                                                                                          $                 $
            Interest paid in cash                                                         34,390          192,661
                                                                                    ============     ============
            Income taxes paid in cash                                                          -                -
                                                                                    ============     ============

BC FORM 51-901F                                                       SCHEDULE A


                              HILTON PETROLEUM LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2003
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                           (EXPRESSED IN U.S. DOLLARS)


8.       SUBSEQUENT EVENTS

         (a) Subsequent to November 30, 2003, the Company agreed to conduct the following financings:

                  i) 750,000 units at CDN $0.20 per unit. Each unit will comprise of one common shares and one share purchase warrant. Each warrant will entitle the holder to purchase an additional common share for a period of two years at CDN $0.26 per share; and

                  ii) 800,000 units at CDN $0.23 per unit. Each unit will comprise of one common shares and one share purchase warrant. Each warrant will entitle the holder to purchase an additional common share for a period of two years at CDN $0.31 per share.

                  Closing of the proposed private placements are subject to regulatory approvals.

         (b) The Company has granted stock options to employees, directors and consultants to acquire 400,000 common shares of the Company at an exercise price of CDN $0.23 per share, over a period of four years.

         (c)      See also Note 4.

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2003
                           (EXPRESSED IN U.S. DOLLARS)


1.       GENERAL AND ADMINISTRATIVE

                                                                         $
         Accounting and administration                                   20,727
         Bank charges and interest                                        1,097
         Courier                                                            347
         Foreign exchange                                                16,820
         Legal                                                            5,777
         Management fees                                                 18,074
         Office and miscellaneous                                         2,027
         Office rent                                                      1,306
         Printing                                                         2,318
         Professional fees                                               26,976
         Regulatory fees                                                  5,165
         Shareholder costs                                                5,820
         Telephone and utilities                                          1,060
         Transfer agent                                                   5,564
         Travel                                                           5,774
                                                                   ------------
                                                                        118,852
         Recovery of expenses previously recorded
            in prior year-end                                           (18,000)
                                                                   ------------
                                                                        100,852
                                                                   ============

2.       RELATED PARTY TRANSACTIONS

         (a) During the six months ended November 30, 2003, companies controlled by certain current and former directors and officers of the Company charged $39,731 for accounting, management, professional and consulting fees.

         (b) During 2001, the Company provided a relocation loan to the former Chairman of the Company. The loan bears interest at 10% per annum, payable quarterly. During the six months ended November 30, 2003, interest income of $5,000 was received. As at November 30, 2003, the principal balance of $100,000 remains unpaid. The former Chairman is also a holder of $100,000 principal of the 10% Debentures.


3.(A)    SECURITIES ISSUED DURING THE SIX MONTHS ENDED NOVEMBER 30, 2003


         DATE           Type of                                                 Total         Type of
         OF ISSUE       Security    Type of Issue      Number      Price      Proceeds    Consideration   Commission
                                                                    CDN$          $                            $

         Aug. 2003      Common      For Debenture      552,060     0.0772      30,654           N/A(1)        N/A
                                    Interest
         Nov. 2003      Common      For Private      4,030,000     0.10       319,688          Cash          12,663
                                    Placement
         Nov. 2003      Common      For Private        166,225     0.10        12,663       Share issue       N/A
                                    Placement                                                  costs

         (1) Represents quarterly interest payments due on August 31, 2003 on Series A 10% debentures (US $870,000) and Series B 10% debentures (Cdn $600,000).

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2003
                           (EXPRESSED IN U.S. DOLLARS)


3.(B)    NO OPTIONS WERE GRANTED DURING THE SIX MONTHS ENDED NOVEMBER 30, 2003


4.(A)    AUTHORIZED AND ISSUED SHARE CAPITAL AS AT NOVEMBER 30, 2003

                                                             ISSUED
                                   AUTHORIZED     -----------------------------
         CLASS      PAR VALUE        NUMBER          NUMBER           AMOUNT
                                                  ------------     ------------

         Common       WPV          Unlimited         9,625,206      $47,407,469
                                                  ============     ============


4.(B)    OPTIONS AND WARRANTS OUTSTANDING AS AT NOVEMBER 30, 2003


                          EXERCISE
         SECURITY          NUMBER               PRICE              EXPIRY DATE
                                                CDN.$

         Warrants            3,500              14.80              Dec. 07, 2003
         Warrants          226,000              13.50              Dec. 18, 2003
         Warrants           26,875              13.50              Jan. 24, 2004
         Warrants           83,650              18.80              Jul. 06, 2004
         Warrants        4,130,000               0.14              Nov. 25, 2005
                        ----------
                         4,470,025
                        ==========

         There are no options outstanding at November 30, 2003.


4.(C)    SHARES IN ESCROW OR SUBJECT TO POOLING AS AT NOVEMBER 30, 2003

         There are no shares held in escrow or subject to pooling as at November 30, 2003.


5.       LIST OF DIRECTORS AND OFFICERS AS AT NOVEMBER 30, 2003

         Directors:
            Nick DeMare
            Andrew Carter
            William Lee

         Officers:
            Nick DeMare (President and Chief Executive Officer)
            Harvey Lim (Corporate Secretary)

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED NOVEMBER 30, 2003
                           (EXPRESSED IN U.S. DOLLARS)


MANAGEMENT DISCUSSION & ANALYSIS

DESCRIPTION OF BUSINESS

The Company was previously engaged in the acquisition, exploration for and development of crude oil and natural gas properties in the United States and also the research, development and marketing of proprietary software programs. On November 30, 2002, the Company ceased to record the activities of its petroleum activities due to the uncertainties with the East Lost Hills Project. Also the Company ceased its activities in the software industry due to lack of interest and to date, the Company has not generated any revenues from these activities.

During the six months ended November 30, 2003, the Company entered into an option agreement to acquire mineral concessions in Mexico. To date, the Company has incurred costs of $35,343 for the initial option payment and other related costs.

OPERATIONS

During the six months ended November 30, 2003, the Company recorded a loss of $216,966 ($0.04 per share) compared to a loss of $5,548,422 ($1.24 per share) for the comparable 2002 period. During the 2002 period, the Company had recorded a charge of $4,769,770 for depreciation, depletion and impairment relating primarily to the abandonment of the Company's petroleum activities and $181,847 for research, development and marketing in the proprietary software programs. The Company ceased to record the petroleum activities in November 2002 and software activities in May 2003.

General and administrative costs decreased by $256,967, from $357,819 in 2002 to $100,852 in 2003 due mainly to the reduced operations, abandonment of petroleum and proprietary software program activities. During the six months ended November 30, 2003, the Company has incurred $18,074 (2002 - $42,000) in management fees provided by the current and former President of the Company and $21,657 (2002 - $43,437) in accounting and administrative fees provided by a company controlled by the current President of the Company. In 2002, the Company had incurred general and administrative costs to maintain three offices for head office activities, petroleum activities and proprietary software activities.

During the six months ended November 30, 2003, the Company sold marketable securities for $7,448, resulting in a gain of $2,196. In addition, the Company recovered $18,000 for costs previously incurred. These costs have been recorded as a cost recovery in general and administrative.

Interest expense on debentures decreased by $164,025, from $291,462 in 2002 to $127,437 in 2003, reflecting the retirement of $2,847,827 of debentures through the issuance of common shares. In addition, during 2002 the Company paid $161,710 of bonus interest to the debenture holders who converted their debentures into common shares.

LIQUIDITY AND CAPITAL RESOURCES

At November 30, 2003, the Company had a working capital deficiency of $999,575, which includes $1,320,579 of debentures, which became due on January 24, 2004. The Company has proposed to its debenture holders to settle all their outstanding principal and accrued interest through the issuance of common shares at CDN$0.24 per share. In order to complete the conversion of the debentures, the Company will need approvals from holders of two-thirds of the debentures and receive regulatory approval.

The Company is currently not generating cash flow from its operations to meet ongoing corporate overhead and to discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing, successful conversion of the debentures and the generation of profit from business operations.

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED NOVEMBER 30, 2003
                           (EXPRESSED IN U.S. DOLLARS)


MANAGEMENT DISCUSSION & ANALYSIS (continued)

During the six months ended November 30, 2003, the Company completed a private placement of 4,030,000 units for gross cash proceeds of CDN $403,000. The Company has also announced two private placements for 750,000 units, at a price of CDN$0.20 per unit, and 820,000 units, at a price of CDN$0.23 per unit. The funds raised will be used for general working capital purposes and related exploration costs on the acquisition of the El Nayar Project in Mexico.

EL NAYAR PROJECT

On October 1, 2003, the Company entered into an option agreement to acquire up to a 100% interest in four mineral concessions in Mexico (the "El Nayar Project"), covering approximately 6,722 hectares. The Company may earn an initial 60% interest by making an initial option payment of $25,000 (paid), a further $25,000 option payment upon regulatory approval of the agreement, and the issuance of a total of 1.1 million common shares and funding $1 million of expenditures, all over a three year period. After acquiring the initial 60% interest, the remaining 40% interest in the El Nayar Project may be purchased by either payment in cash or issuance of common shares for an amount to be determined based on the net present value of the El Nayar Project.

On January 26, 2004, the Company received a qualifying technical report in support of its option agreement. The report has been filed with the TSX venture Exchange for final approval. Upon receipt of final approval, the Company intends to immediately commence with the first phase $50,000 sampling and data compilation program of the underground workings between the La Castellana and San Buenaventura adits. Contingent upon results from the first phase program the Company may follow up with a second phase $115,000 reverse circulation drilling program.

UPDATE OF CORPORATE ACTIVITIES

The Company has appointed Mr. Andrew Carter to the Board of Directors. Mr. Carter has an extensive background, initially in the mining industry and then as a commercial financial executive.

In order to assist senior management in their ongoing operational activities an advisory board has been established. The advisory board currently comprises of Mr. David Henstridge, P.Geo., Mr. Victor A. Jaramillo, M.Sc.(A.), P.Geo., and Mr. Bob Antonuwski, P.Eng.

INVESTOR RELATIONS

No investor relations activities were conducted during the six months ended November 30, 2003. In conjunction with the Company's increased operations and corporate refinancings, effective December 1, 2003, the Company has resumed its investor relations arrangement with Eland Jennings Inc. at a rate of CDN $3,000 per month. The Company maintains a web site at "www.hiltonpetroleum.com".